UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 23, 2017, regarding investor relations.

Istanbul, January 23, 2017

Announcement Regarding Investor Relations

Yesim Tohma, who held the Investor Relations Executive position, and thus was a Corporate Governance Committee member, has resigned from her position. As per the Article 11 of the Communiqué II-17.1 on Corporate Governance published by the Capital Markets Board of Turkey (“Communiqué”); Emre Alpman, who holds the licenses which are set forth in the Communiqué, has been appointed to her position. Contact details of the persons responsible for Investor Relations are stated below.

Zeynel Korhan Bilek
Investor Relations and Mergers & Acquisitions Director
e-mail:korhan.bilek@turkcell.com.tr
Tel: +90 212 313 1888

Emre Alpman
Capital Markets and Compliance Executive
e-mail:emre.alpman@turkcell.com.tr
Tel: +90 212 313 2222
Capital Market Activities Advanced Level License No: 203743
Corporate Governance Rating Specialist License No: 700292

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 24, 2017	By:	/s/Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek
Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 24, 2017	By:	/s/ Bulent Aksu
Name: Bulent Aksu
Title: Finance Executive Vice President